SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    _________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.   ) (1)

                          AMERICAN UNITED GLOBAL, INC.
------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                    030344105
     ----------------------------------------------------------------------

                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 1997
      ---------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 030344105                                         Page 2 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Capital Management, LLC
             04-3300754
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   655,756

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    655,756

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      655,756

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.49%

    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 030344105                                         Page 3 of 13 Pages
--------------------                                        ------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Overseas Corp.
             98-0151108
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      CAYMAN ISLANDS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   76,650

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    76,650

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      76,650

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .99%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 030344105                                        Page 4 of 13 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Galileo Fund, L.P.
             04-3258283
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   526,641

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    526,641

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      526,641

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.82%

    14       TYPE OF REPORTING PERSON *

                      PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 030344105                                         Page 5 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Galileo, LLC
             04-3304422
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   603,291

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    603,291

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      603,291

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.81%

    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 030344105                                        Page 6 of 13 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Copernicus Fund, L.P.
             04-3193825
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   18,850

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    18,850

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      18,850

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .24%

    14       TYPE OF REPORTING PERSON *

                       PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 030344105                                         Page 7 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Copernicus, LLC
             04-3304417
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   18,850

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    18,850

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      18,850

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .24%

    14       TYPE OF REPORTING PERSON *

                       00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 030344105                                        Page 8 of 13 Pages
--------------------                                       -------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kepler Overseas Corp.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   16,807

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    16,807

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        16,809

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .22%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 030344105                                        Page 9 of 13 Pages
-------------------                                        -------------------


Item 1.   Security and Issuer.

          This statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares") of American United Global, Inc. (the "Company"). The principal executive offices of the Company are located at 11130 NE 33rd Place, Suite 250, Bellevue, Washington 98004.


Item 2.   Identity and Background.


     This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, The Galileo Fund, L.P., a Delaware limited partnership, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Massachusetts limited partnership, and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates." DDJ Copernicus, LLC is the general partner of, and DDJ is the investment manager for, The Copernicus Fund, L.P.; DDJ Galileo, LLC owns all of the voting securities of and DDJ is the investment manager for DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of, and DDJ is the investment manager for, The Galileo Fund, L.P. DDJ is also the investment manager for Kepler Overseas Corp. and Crocodile I, LLC., a Cayman Islands limited liability company (the "Advisory Account").

     The Shares described herein are owned by one or more of The Copernicus Fund, L.P., The Galileo Fund, L.P., Kepler Overseas Corp., DDJ Overseas Corp. (jointly, the "Funds") and/or the Advisory Account. The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp., and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbor Center, 2nd Floor, George Town, Post Office Box 896, Grand Cayman Islands.

          The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

          Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 030344105                                        Page 10 of 13 Pages
-------------------                                        -------------------

Item 3.   Source and Amount of Funds or Other Consideration.


     The Funds and Advisory Account which own or owned Shares purchased in the aggregate 655,756 shares (which number assumes conversion of 120,000 Shares of Series B-2 Convertible Preferred Stock (the "Preferred Stock"), par value $0.01 per share, into 427,941 Shares and exercise of 105,000 Warrants to purchase Shares (the "Warrants")(2)) for cash in the amount of approximately $12,781,691.60 (assuming exercise of the warrants at the exercise price of $8.5772 per share)(2) including brokerage commissions. All of the 18,850 Shares of common stock owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 76,650 Shares now owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 112,800 shares of Preferred Stock and the 98,700 Warrants owned by The Galileo Fund, L.P., were purchased for cash; all of the 3,600 Shares of Preferred Stock and the 3,150 Warrants owned by Kepler Overseas Corporation were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; and all of the 3,600 Shares of Preferred Stock and the 3,150 Warrants owned by the Advisory Account were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.


Item 4.  Purpose of Transaction.

          The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. The DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

          The DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

          None of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present board of directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

Item 5.   Interest in Securities of Issuer.

          (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ

------------------

(1) Pursuant to the terms of the Preferred Stock, 34% of the Preferred Stock held by the Funds and/or Advisory Account become convertible at the option of the holder on March 9, 1997; 67% on April 8, 1997 and 100% on May 8, 1997. The number of shares reported herein represents all Shares into which all Preferred Stock may be converted over time. The number of shares reported herein is based on the conversion price on February 5, 1997. The conversion price is determined the day of conversion by a formula that depends on the average daily closing bid price of the Shares for the ten trading days preceding such conversion.

(2) The Warrants have certain antidilution protections.

                                  SCHEDULE 13D

CUSIP No. 030344105                                        Page 11 of 13 Pages
-------------------                                        -------------------


Overseas Corp., 76,650 Shares, or approximately .99% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 18,850 Shares, or approximately .24% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own as the general partner and investment manager, respectively, of The Galileo Fund, L.P., 526,641 Shares (assuming conversion of all of its Preferred Stock and exercise of its Warrants, See Item 3) or approximately 6.82% of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager for Kepler Overseas Corp. beneficially owns, 18,850 Shares (assuming conversion of all of its Preferred Stock and exercise of its Warrants, See Item 3) Shares or approximately .24% of the Company. DDJ, as investment manager to the Funds and the Advisory Account may be deemed to beneficially own 655,756 Shares (assuming conversion of all Preferred Stock and exercise of Warrants as described in Item 3), or approximately 8.49% of the outstanding Shares of the Company. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

          (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

          (c) During the period from December 7, 1996, to the date hereof, the Funds and Advisory Account have purchased 120 shares of Preferred Stock and 105,000 Warrants to purchase Shares. Except as set forth on the attached Schedule B, none of the DDJ Affiliates, and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto, have effected any transaction in the Shares during the past sixty days.

                                  SCHEDULE 13D

CUSIP No. 030344105                                       Page 12 of 13 Pages
-------------------                                       -------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as otherwise described herein, none of the DDJ Affiliates and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

Item 7.   Material to be Filed as Exhibits.

          Not Applicable.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


BY:   /s/ Judy K. Mencher
      ______________________________
      Judy K. Mencher
      Member



Date:
      ______________________________

                                  SCHEDULE 13D

CUSIP No. 030344105                                       Page 13 of 13 Pages
-------------------                                       -------------------

                                   SCHEDULE B
                                   ----------

American United Global, Inc.
----------------------------

          Set forth below is an itemization of all purchases and sales of Shares since December 23, 1996. The transactions were made for cash in open market transactions.


             TYPE - PURCHASE
DATE          OR SALE              WARRANTS           PRICE*
-------------------------------------------------------------

1/6/97         Purchase            105,000           $901,656


* Assumes exercise of Warrants at $8.5772 per Share plus purchase price of Warrant.



             TYPE - PURCHASE      PREFERRED
DATE          OR SALE             STOCK             PRICE**
-------------------------------------------------------------

1/6/97         Purchase           120,000          $3,000,000


** See Footnote (1) to Item 3.